UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.             Agenda and resolutions from the ABB Ltd Annual General Meeting of Shareholders held on March 26, 2020.

2.             Press release issued by ABB Ltd dated March 26, 2020, titled “ABB shareholders approve all proposals at Annual General Meeting”.

2

ABB Ltd

TRAKTANDEN UND BESCHLÜSSE

AGENDA AND RESOLUTIONS

der Generalversammlung der Aktionärinnen und Aktionäre

from the Annual General Meeting of Shareholders

vom 26. März 2020, 10:00 Uhr

held on March 26, 2020, 10:00 a.m.

in der Samsung Hall, Dübendorf, Schweiz

at Samsung Hall, Dübendorf, Switzerland

Konstituierung der Versammlung

Constitution of the Meeting

Peter Voser, Präsident des Verwaltungsrates, eröffnet die Generalversammlung.

Peter Voser, Chairman of the Board of Directors, opens the Annual General Meeting.

Diane de Saint Victor führt als Sekretärin des Verwaltungsrates das Protokoll der Versammlung. Als unabhängiger Stimmrechtsvertreter ist Dr. Hans Zehnder anwesend. Der Präsident bestimmt Dr. Claude Lambert als Stimmenzähler. KPMG, die Revisionsstelle der Gesellschaft, ist durch Hans-Dieter Krauss vertreten.

Diane de Saint Victor, Secretary to the Board of Directors, acts as secretary of the meeting. Dr. Hans Zehnder, the independent proxy, is also present. The Chairman appoints Dr. Claude Lambert as vote counter. KPMG, the company’s auditors, is represented by Hans-Dieter Krauss.

ABB Ltd, Annual General Meeting 2020/Minutes

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Der Präsident stellt fest, dass

The Chairman declares that

a)             die Einladung zur Generalversammlung am 28. Februar 2020 im Schweizerischen Handelsamtsblatt sowie in verkürzter Form in verschiedenen Tageszeitungen unter Einhaltung der gesetzlichen Frist von 20 Tagen veröffentlicht worden sei;

the invitation to the Annual General Meeting was published on February 28, 2020, in the Swiss Official Gazette of Commerce and also, in abbreviated form, in various daily newspapers, complying with the statutory notice period of 20 days;

b)            die im Aktienregister eingetragenen Aktionäre ausserdem mit Schreiben vom 28. Februar 2020 schriftlich über die Generalversammlung informiert und mit der Einladung die Traktanden und Anträge des Verwaltungsrates bekannt gegeben worden seien;

shareholders entered in the share register were additionally notified of the Annual General Meeting by letter dated February 28, 2020, and that notice of the agenda items and proposals of the Board of Directors was provided with the invitation;

c)             keine Traktandierungsbegehren von Aktionären gemäss Artikel 13 der Statuten und auch keine Anträge zu traktandierten Verhandlungsgegenständen vorlägen;

neither shareholders’ requests in accordance with Article 13 of the Articles of Incorporation for items to be included on the agenda, nor any motions related to items on the agenda have been received;

d)            die Generalversammlung in Übereinstimmung mit den Vorschriften der COVID-19 Verordnung 2 des Bundesrates vom 13. März 2020 (Stand am 25. März 2020) über Massnahmen zur Bekämpfung des Coronavirus stattfinde, Aktionäre daher nicht persönlich teilnehmen könnten und entsprechend angewiesen worden seien, schriftlich oder elektronisch über den unabhängigen Stimmrechtsvertreter abzustimmen;

the Annual General Meeting is held in compliance with the provisions of the COVID-19 Ordinance 2 of the Federal Council of March 13, 2020 (status as of March 25, 2020) on Measures to Combat the Coronavirus, that shareholders may therefore not participate on site and accordingly, were requested to exercise their voting rights via the independent proxy;

e)             entsprechende Mitteilungen auf der Homepage von ABB ab dem 18. März 2020, im Schweizerischen Handelsamtsblatt vom 19. März 2020 sowie in diversen Tageszeitungen am 20. März 2020 publiziert und ausserdem die Aktionäre, die sich zur Teilnahme angemeldet hätten, mit Schreiben vom 18. März 2020 persönlich informiert worden seien;

corresponding announcements were published on the website of ABB as of March 18, 2020, in the Swiss Official Gazette of Commerce on March 19, 2020, as well as in various daily newspapers on March 20, 2020, and that shareholders who opted to attend the meeting on site were personally informed by letter dated March 18, 2020;

f)             der Geschäftsbericht 2019 mit Lagebericht, Jahresrechnung, Konzernrechnung, Antrag des Verwaltungsrates über die Verwendung des Bilanzgewinns, Vergütungsbericht sowie den entsprechenden Berichten der Revisionsstelle auf Wunsch versandt worden sei und während der gesetzlichen Frist am Sitz der Gesellschaft zur Einsichtnahme durch die Aktionäre aufgelegen habe. Zudem sei der Geschäftsbericht auf der Webseite von ABB verfügbar gewesen.

the Annual Report 2019 together with the management report, the annual financial statements, the consolidated financial statements, the proposal of the Board of Directors relating to the appropriation of earnings, the compensation report and the respective auditors’ reports were mailed upon request and made available for inspection by shareholders during the statutory time period at the Company’s head office. The Annual Report was also available on ABB’s website.

ABB AGM 2020 Minutes

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Damit stellt der Präsident fest, dass die Generalversammlung entsprechend den statutarischen und gesetzlichen Formvorschriften einberufen und konstituiert worden sei.

The Chairman declares that the Annual General Meeting has been convened and constituted in accordance with the statutory and legal formal requirements.

1.    Genehmigung des Lageberichts, der Konzernrechnung und der Jahresrechnung 2019

1.    Approval of the management report, the consolidated financial statements, and the annual financial statements for 2019

Die Generalversammlung genehmigt den Lagebericht, die Konzernrechnung und die
Jahresrechnung 2019 mit folgendem Ergebnis:

The Annual General Meeting approves the management report, the consolidated financial statements, and the annual financial statements for 2019 with the following result:

Vertretene Stimmen: Votes represented:	1’337’074’053
Absolutes Mehr: Absolute majority:	668’537’028
99.47%	Ja / Yes	1’330’006’526	Stimmen / votes
0.06%	Nein / No	731’093	Stimmen / votes
0.47%	Enthaltung / Abstention	6’336’434	Stimmen / votes

2.    Konsultativabstimmung über den Vergütungsbericht 2019

2.    Consultative vote on the 2019 Compensation Report

Die Generalversammlung stimmt dem Vergütungsbericht 2019 (der im Geschäftsbericht enthalten ist) mit folgendem Ergebnis zu (unverbindliche Konsultativabstimmung):

The Annual General Meeting accepts the 2019 Compensation Report (which can be found in the Annual Report) with the following result (non-binding consultative vote):

Vertretene Stimmen: Votes represented:	1’337’071’689
Absolutes Mehr: Absolute majority:	668’535’846
84.63%	Ja / Yes	1’131’584’431	Stimmen / votes
13.11%	Nein / No	175’351’749	Stimmen / votes
2.26%	Enthaltung / Abstention	30’135’509	Stimmen / votes

ABB AGM 2020 Minutes

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3.    Entlastung des Verwaltungsrates und der mit der Geschäftsführung betrauten Personen

3.    Discharge of the Board of Directors and the persons entrusted with management

Die Generalversammlung erteilt den Mitgliedern des Verwaltungsrates und den mit der Geschäftsführung betrauten Personen für das Geschäftsjahr 2019 Entlastung mit folgendem Ergebnis:

The Annual General Meeting grants discharge for the financial year 2019 to the members of the Board of Directors and the persons entrusted with management with the following result:

Vertretene Stimmen: Votes represented:	1’334’819’465
Absolutes Mehr: Absolute majority:	667’409’734
98.69%	Ja / Yes	1’317’335’142	Stimmen / votes
0.45%	Nein / No	6’058’195	Stimmen / votes
0.86%	Enthaltung / Abstention	11’426’128	Stimmen / votes

4.    Verwendung des Bilanzgewinns

4.    Appropriation of earnings

Die Generalversammlung stimmt dem Antrag des Verwaltungsrates zu, aus dem zur Verfügung stehenden Bilanzgewinn von CHF 7’889’218’725 eine Dividende von CHF 0.80 brutto je Namenaktie auszuschütten (maximal CHF 1’734’518’611.20) und den verbleibenden Betrag des Bilanzgewinns auf neue Rechnung vorzutragen.

The Annual General Meeting approves the proposal of the Board of Directors to distribute a dividend out of the earnings available (CHF 7,889,218,725) in the amount of CHF 0.80 gross per registered share (maximum total amount CHF 1,734,518,611.20) and to carry forward the remaining amount of the available earnings to the new account.

Vertretene Stimmen: Votes represented:	1’337’072’123
Absolutes Mehr: Absolute majority:	668’536’063
99.81%	Ja / Yes	1’334’477’252	Stimmen / votes
0.10%	Nein / No	1’364’832	Stimmen / votes
0.09%	Enthaltung / Abstention	1’230’039	Stimmen / votes

ABB AGM 2020 Minutes

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5.    Statutenänderung

5.    Amendment to the Articles of Incorporation

Die Generalversammlung genehmigt den Antrag des Verwaltungsrates,

The Annual General Meeting approves the proposal of the Board of Directors

Artikel 39 Absatz 2 der Statuten in folgenden Wortlaut zu ändern:

to amend Article 39 paragraph 2 of the Articles of Incorporation as follows:

Artikel 39

2     Der Verwaltungsrat erstellt für jedes Geschäftsjahr in Übereinstimmung mit den anwendbaren Bestimmungen des Schweizerischen Obligationenrechts und anerkannten Grundsätzen der Rechnungslegung einen Geschäftsbericht, der sich aus dem Lagebericht, der Jahresrechnung sowie der Konzernrechnung zusammensetzt.

Article 39

2   For each fiscal year, the Board of Directors shall prepare a business report, which consists of a management report as well as annual financial statements and consolidated financial statements, in accordance with the applicable provisions of the Swiss Code of Obligations and established accounting principles.

Vertretene Stimmen: Votes represented:	1’337’074’053
Absolutes Mehr: Absolute majority:	668’537’028
99.80%	Ja / Yes	1’334’420’409	Stimmen / votes
0.06%	Nein / No	775’095	Stimmen / votes
0.14%	Enthaltung / Abstention	1’878’549	Stimmen / votes

ABB AGM 2020 Minutes

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6.1.  Bindende Abstimmung über den maximalen Gesamtbetrag der Vergütung des Verwaltungsrates für die kommende Amtsdauer, d. h. von der Generalversammlung 2020 bis zur Generalversammlung 2021

6.1.  Binding vote on the maximum aggregate amount of compensation of the Board of Directors for the next term of office, i. e. from the 2020 Annual General Meeting to the 2021 Annual General Meeting

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves in accordance with the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung des Verwaltungsrates für die Zeitspanne von der Generalversammlung 2020 bis zur Generalversammlung 2021 im Betrag von CHF 4’700’000.

the maximum aggregate amount of compensation of the Board of Directors covering the period from the 2020 Annual General Meeting to the 2021 Annual General Meeting in the amount of CHF 4,700,000.

Vertretene Stimmen: Votes represented:	1’337’073’353
Absolutes Mehr: Absolute majority:	668’536’678
98.88%	Ja / Yes	1’322’037’223	Stimmen / votes
0.76%	Nein / No	10’180’660	Stimmen / votes
0.36%	Enthaltung / Abstention	4’855’470	Stimmen / votes

6.2.  Bindende Abstimmung über den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das folgende Geschäftsjahr, d. h. 2021

6.2.  Binding vote on the maximum aggregate amount of compensation of the Executive Committee for the following financial year, i. e. 2021

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves in accordance with the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das Geschäftsjahr 2021 im Betrag von CHF 39’500’000.

the maximum aggregate amount of compensation of the Executive Committee for the financial year 2021 in the amount of CHF 39,500,000.

Vertretene Stimmen: Votes represented:	1’337’074’053
Absolutes Mehr: Absolute majority:	668’537’028
93.59%	Ja / Yes	1’251’406’688	Stimmen / votes
6.02%	Nein / No	80’446’342	Stimmen / votes
0.39%	Enthaltung / Abstention	5’221’023	Stimmen / votes

ABB AGM 2020 Minutes

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7.    Wahlen in den Verwaltungsrat und Wahl des Präsidenten des Verwaltungsrates

7.    Elections to the Board of Directors and election of the Chairman of the Board of Directors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates folgende Mitglieder in den Verwaltungsrat für eine Amtsdauer bis zum Abschluss der Generalversammlung 2021:

The Annual General Meeting elects, as proposed by the Board of Directors, the following persons to the Board of Directors for a term of office until completion of the Annual General Meeting 2021:

•                      Matti Alahuhta, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’337’074’053
Absolutes Mehr: Absolute majority:	668’537’028
92.04%	Ja / Yes	1’230’693’384	Stimmen / votes
7.84%	Nein / No	104’853’424	Stimmen / votes
0.11%	Enthaltung / Abstention	1’527’245	Stimmen / votes

•                      Gunnar Brock, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’337’074’053
Absolutes Mehr: Absolute majority:	668’537’028
96.93%	Ja / Yes	1’295’985’993	Stimmen / votes
2.95%	Nein / No	39’423’687	Stimmen / votes
0.12%	Enthaltung / Abstention	1’664’373	Stimmen / votes

•                      David Constable, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’337’074’053
Absolutes Mehr: Absolute majority:	668’537’028
99.39%	Ja / Yes	1’328’951’266	Stimmen / votes
0.49%	Nein / No	6’555’910	Stimmen / votes
0.12%	Enthaltung / Abstention	1’566’877	Stimmen / votes

ABB AGM 2020 Minutes

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•                      Frederico Fleury Curado, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’337’074’053
Absolutes Mehr: Absolute majority:	668’537’028
93.03%	Ja / Yes	1’243’883’223	Stimmen / votes
6.85%	Nein / No	91’611’234	Stimmen / votes
0.12%	Enthaltung / Abstention	1’579’596	Stimmen / votes

•                      Lars Förberg, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’337’074’053
Absolutes Mehr: Absolute majority:	668’537’028
98.96%	Ja / Yes	1’323’177’811	Stimmen / votes
0.93%	Nein / No	12’433’404	Stimmen / votes
0.11%	Enthaltung / Abstention	1’462’838	Stimmen / votes

•                      Jennifer Xin-Zhe Li, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’337’073’823
Absolutes Mehr: Absolute majority:	668’536’913
99.47%	Ja / Yes	1’329’931’302	Stimmen / votes
0.32%	Nein / No	4’249’547	Stimmen / votes
0.21%	Enthaltung / Abstention	2’892’974	Stimmen / votes

ABB AGM 2020 Minutes

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•                      Geraldine Matchett, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’337’072’853
Absolutes Mehr: Absolute majority:	668’536’428
99.69%	Ja / Yes	1’332’981’062	Stimmen / votes
0.19%	Nein / No	2’482’872	Stimmen / votes
0.12%	Enthaltung / Abstention	1’608’919	Stimmen / votes

•                      David Meline, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’337’074’053
Absolutes Mehr: Absolute majority:	668’537’028
99.66%	Ja / Yes	1’332’585’847	Stimmen / votes
0.21%	Nein / No	2’837’244	Stimmen / votes
0.13%	Enthaltung / Abstention	1’650’962	Stimmen / votes

•                      Satish Pai, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’337’074’053
Absolutes Mehr: Absolute majority:	668’537’028
99.59%	Ja / Yes	1’331’574’987	Stimmen / votes
0.28%	Nein / No	3’702’555	Stimmen / votes
0.13%	Enthaltung / Abstention	1’796’511	Stimmen / votes

ABB AGM 2020 Minutes

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•                      Jacob Wallenberg, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1’337’073’513
Absolutes Mehr: Absolute majority:	668’536’758
92.42%	Ja / Yes	1’235’778’155	Stimmen / votes
7.37%	Nein / No	98’489’944	Stimmen / votes
0.21%	Enthaltung / Abstention	2’805’414	Stimmen / votes

•                      Peter Voser, als Mitglied und Präsident / as Director and Chairman

Vertretene Stimmen: Votes represented:	1’337’073’653
Absolutes Mehr: Absolute majority:	668’536’828
97.60%	Ja / Yes	1’305’026’904	Stimmen / votes
2.29%	Nein / No	30’598’080	Stimmen / votes
0.11%	Enthaltung / Abstention	1’448’669	Stimmen / votes

ABB AGM 2020 Minutes

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8.    Wahlen in den Vergütungsausschuss

8.    Elections to the Compensation Committee

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates folgende Mitglieder des Verwaltungsrates in den Vergütungsausschuss für eine Amtsdauer bis zum Abschluss der Generalversammlung 2021:

The Annual General Meeting elects, as proposed by the Board of Directors, the following members of the Board of Directors to the Compensation Committee for a term of office until completion of the Annual General Meeting 2021:

•                      David Constable

Vertretene Stimmen: Votes represented:	1’337’074’053
Absolutes Mehr: Absolute majority:	668’537’028
99.02%	Ja / Yes	1’323’931’256	Stimmen / votes
0.83%	Nein / No	11’043’216	Stimmen / votes
0.15%	Enthaltung / Abstention	2’099’581	Stimmen / votes

•                      Frederico Fleury Curado

Vertretene Stimmen: Votes represented:	1’337’074’053
Absolutes Mehr: Absolute majority:	668’537’028
93.90%	Ja / Yes	1’255’512’310	Stimmen / votes
5.94%	Nein / No	79’461’796	Stimmen / votes
0.16%	Enthaltung / Abstention	2’099’947	Stimmen / votes

•                      Jennifer Xin-Zhe Li

Vertretene Stimmen: Votes represented:	1’337’073’453
Absolutes Mehr: Absolute majority:	668’536’728
99.16%	Ja / Yes	1’325’835’485	Stimmen / votes
0.58%	Nein / No	7’818’792	Stimmen / votes
0.26%	Enthaltung / Abstention	3’419’176	Stimmen / votes

ABB AGM 2020 Minutes

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9.    Wahl des unabhängigen Stimmrechtsvertreters

9.    Election of the independent proxy

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates für eine Amtsdauer bis zum Abschluss der ordentlichen Generalversammlung 2021:

The Annual General Meeting elects, as proposed by the Board of Directors, for a term of office until completion of the Annual General Meeting 2021:

•                      Dr. Hans Zehnder, Bahnhofplatz 1, 5400 Baden, Switzerland

als unabhängigen Stimmrechtsvertreter.

as independent proxy.

Vertretene Stimmen: Votes represented:	1’337’070’728
Absolutes Mehr: Absolute majority:	668’535’365
98.96%	Ja / Yes	1’323’217’134	Stimmen / votes
0.96%	Nein / No	12’882’087	Stimmen / votes
0.08%	Enthaltung / Abstention	971’507	Stimmen / votes

10.   Wahl der Revisionsstelle

10.   Election of the auditors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates KPMG AG, Zürich, als Revisionsstelle für das Geschäftsjahr 2020.

The Annual General Meeting elects, as proposed by the Board of Directors, KPMG AG, Zurich, as the auditors for financial year 2020.

Vertretene Stimmen: Votes represented:	1’337’073’053
Absolutes Mehr: Absolute majority:	668’536’528
99.79%	Ja / Yes	1’334’236’500	Stimmen / votes
0.13%	Nein / No	1’674’149	Stimmen / votes
0.08%	Enthaltung / Abstention	1’162’404	Stimmen / votes

Der Präsident schliesst die Generalversammlung um 10.15 Uhr.

The Chairman closes the Annual General Meeting at 10.15 a.m.

ABB AGM 2020 Minutes

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Zürich, 26. März 2020

Für das Protokoll:

For the minutes:

Peter Voser	Diane de Saint Victor
Verwaltungsratspräsident Chairman of the Board of Directors	Sekretärin des Verwaltungsrates Secretary to the Board of Directors

ABB AGM 2020 Minutes

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ZURICH, SWITZERLAND, MARCH 26, 2020

ABB shareholders approve all proposals at Annual General Meeting

–             Payout of dividend approved

–             Re-election of Chairman and all Board members

–             Board and EC compensation approved

The shareholders of ABB have approved all the proposals by the company’s Board of Directors at its 2020 Annual General Meeting held in Dübendorf, Switzerland. The event took place under extraordinary conditions, and in line with the COVID-19 Ordinance 2 of the Swiss Federal Council shareholders were not allowed to attend in person. On March 9, 2020, ABB had already recommended shareholders to give voting instructions to the independent proxy in order to protect themselves and others. The independent proxy represented 80.05 percent of the share capital with a right to vote.

The shareholders supported the proposed distribution of a dividend of CHF 0.80 per share with

99.81 percent of the votes. The dividend payment in Switzerland is planned for April 1, 2020. The shareholders also approved the management report, the consolidated financial statements and the annual financial statements for 2019.

Peter Voser was confirmed as Chairman of the company’s Board of Directors with 97.60 percent of the votes. In addition, all other existing members of the Board were re-elected for another term with more than 92 percent of the votes: Jacob Wallenberg (Deputy Chairman), Matti Alahuhta, Gunnar Brock, David Constable, Frederico Fleury Curado, Lars Förberg, Jennifer Xin-Zhe Li, Geraldine Matchett, David Meline and Satish Pai.

“ABB gave a resilient performance in 2019 in the face of challenging market conditions and a significant transformation. Our revenues and operating margin both improved slightly, and we made significant progress in transforming our company during the year,” said Peter Voser, Chairman of ABB’s Board. “During these uncertain times when the coronavirus crisis is changing how we all live and work, we are responding quickly in order to protect our employees, customers and partners and ensure business continuity.”

Furthermore, shareholders approved in a binding vote with 98.88 percent the maximum aggregate compensation of the Board of Directors for the 2020–2021 term of office and of the Executive Committee for the 2021 financial year with 93.59 percent. In addition, in a non-binding vote the shareholders voted in favor of the compensation report for 2019 with 84.63 percent of the votes.

The final results of the Annual General Meeting are available on www.abb.com. ABB will be reporting first quarter results on April 28, 2020.

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ABB (ABBN: SIX Swiss Ex) is a technology leader that is driving the digital transformation of industries. With a history of innovation spanning more than 130 years, ABB has four, customer-focused, globally leading businesses: Electrification, Industrial Automation, Motion, and Robotics & Discrete Automation, supported by the ABB Ability™ digital platform. ABB’s Power Grids business will be divested to Hitachi in 2020. ABB operates in more than 100 countries with about 144,000 employees. www.abb.com

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB SHAREHOLDERS APPROVE ALL PROPOSALS AT ANNUAL GENERAL MEETING	2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: March 26, 2020.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: March 26, 2020.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance